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                                                                    Exhibit 99.8


NDTV 24X7 BUSINESS NEWS
INTERVIEW WITH VIVEK PAUL, VICE CHAIRMAN

CORRESPONDENT: Vivek Paul, welcome as always to our program.

VIVEK PAUL: Thank you, pleasure to be here.

CORRESPONDENT: The markets are not very excited about your results; is it the direct result of the IT environment in the US, if not, what is this?

VIVEK PAUL: You know, if you look at this quarter gone by, I will characterize it as a steady quarter; we showed 6.5% volume growth, which was pretty good, I think better than the guidance that we had given earlier and this is the sixth consecutive quarter of steady volume growth. So, we felt pretty good about that. We had indicated that there would be pricing pressure, and indeed we saw that, our onsite offshore pricing has declined by 2.6% and offshore by 1.4%. So, I think we did see the pricing pressure that we had talked about.

Offsetting that on the positive side was that our acquisition of the American Management Systems, Energy and Utility consulting business swung to a profit this quarter. So, that was good and gave us small confidence in our acquisition strategy. But offsetting that also was the fact that the new acquisition we made-Nervewire, which had a big loss. Primarily relating to the fact that whenever we make an acquisition, we have a retention bonus that kicks in immediately and as result that drives down the earnings for the first quarter. So, we did see that as well.

CORRESPONDENT: How much was this Nervewire losses burdened on Wipro?

VIVEK PAUL: I think that if you look at the Nervewire losses what we saw this quarter; it was roughly Rs. 100 million on the overall number.

CORRESPONDENT: Your telecom sector, which is your strength, has shown excellent results. What is the position on this going forward?

VIVEK PAUL: I think telecom is beginning to show a nice recovery. We saw a 10% sequential quarter growth in telecom, but what we are seeing is that the overall product R&D services business is beginning to show some revival. Telecom has been the strongest amongst that primarily because while the entire R&D services was showing more offshoring coming to India, the rest of the segments have tended to be more focused on their own India development centers. So as a result our share of work coming to India has been higher in the telecom side than otherwise. We do see this sector coming back, so we see some growth there and that is good because the large percentage of our mix is indeed telecom and R&D services.

CORRESPONDENT: The prices are continuing to show a declining graph. When is this likely to recover?

VIVEK PAUL: I think the good news is that they are getting better. So, our outlook for this quarter as we have indicated earlier is that it will decline, but not decline as much. So, as a result what we are beginning to see is some stability. We are seeing that the larger companies are beginning to show more discipline around pricing. We are beginning to see the supply side situation getting tighter particularly as we see not only people clearing their benches but also the easy availability of the
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experienced hires out there is also not there anymore. So, I think this constriction of supply and more disciplined behavior should lead to a slightly better performance on pricing, but it is too early to call it an update.

CORRESPONDENT: Vivek, your guidance for the next quarter is $210 million. Can you give us a rough idea of what this is going to be and how you are going to sustain this for the quarter?

VIVEK PAUL: Well, that it is very much in line with the past in terms of the growth rates that we have had in both the IT enabled services business as well as the IT business. So, we think that both growth rates will continue and that is the basis for our guidance. Since we have provided segment reporting this time for IT and IT enabled services together, I cannot break that number down to the multiple segments, but that guidance number does include Nervewire as well.

CORRESPONDENT: You always say that Wipro's business is higher than the industry standards. Now your competitor Infosys has shown bullish trends in this present environment, why not Wipro?

VIVEK PAUL: Well, if you compare us against Infosys, they definitely had a good blockbuster quarter and I would characterize our quarter as a steady quarter. You do see that one quarter does not complete full year or whatever it makes. I don't want to spend too much time talking about Infosys, but you know that there has been too much that has not grown as fast as Infosys because of the large R&D sector. But if you look at relative to the overall industry, we have continued to outperform it and our expectation is that we will continue to outperform it.

CORRESPONDENT: There are reports in the market place that you are interested in acquiring the MBT division of Mahindra's. Is this true?

VIVEK PAUL: I really cannot comment on acquisitions because even if we were in it and I said no, the next time you ask me and if I cannot not say no then you would think that that was a yes. So, through our convoluted logic we will only end up with the results we look for, so all that we can do is say no comment on any acquisition.

CORRESPONDENT: Alright, Enterprise solution has always been Wipro's strength. Can we look into the crystal ball for the next 10 years? Is the business model likely to change?

VIVEK: I don't think so, what we are seeing is the continued strength in the IT side, R&D services are picking up. As you look out, what we see is that we should be able to protect our margins except for the impact of the rising rupee. So, as a result you begin to see sustained volume growth, continued traction in terms of improving prices. As far as the rupee, I don't know if any one of us is qualified to make a very accurate forecast right now.

CORRESPONDENT: Well, regardless of all that we wish you all the very best. Thanks very much for joining us.

VIVEK: Thank you very much too.